Exhibit 11

National Presto Industries, Inc.

The following presents the computation of per share earnings reflecting the assumption that the granted shares under the 1988 Stock Option Plan will be exercised.

(IN THOUSANDS EXCEPT PER SHARE DATA)

	Second Quarter		First Six Months

	2004	2003	2004	2003

Net Earnings (loss) (1)	$1,393	$1,918	$2,888	$3,971

Weighted average common shares outstanding (2)	6,821	6,817	6,820	6,824

Common share equivalents relating to stock options when dilutive	1	1	1	1

Adjusted common and common equivalent
shares for computation (3)	6,822	6,818	6,821	6,825

Net earnings (loss) per share:
Basic (1 divided by 2)	$0.20	$0.28	$0.42	$0.58

Diluted (1 divided by 3)	$0.20	$0.28	$0.42	$0.58